December 13, 2010
By FedEx and Facsimile (703) 813-6968
Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop Room 4631
Washington, D.C. 20549

Re:	Global Defense Technology & Systems, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 4, 2010 File No. 1-34551
Dear Mr. Cash:
The following is the response of Global Defense Technology & Systems, Inc. (the “Company”) to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 7, 2010 to Joseph Cormier, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 which was filed with the Commission on March 4, 2010 (the “Form 10-K”). For your convenience, the Commission’s comment has been repeated herein in italics, with the Company’s response immediately following the Commission’s comment.
Form 10-K for the fiscal year ended December 31, 2009
Critical Accounting Policies, page 38
Goodwill, page 39
1.	We assume that the estimated fair values of your reporting units “substantially” exceed their respective carrying values since, in your previous response letter dated October 7, 2009, you committed to provide the following disclosures for any reporting unit whose estimated fair value was not substantially in excess of its carrying value:
•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumption. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of those assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of goodwill.
If you determined that estimated fair values “substantially” exceeded carrying values for all your reporting units, please disclose that determination in all future filings. If you have not, please explain to us how your disclosures comply with your previous response letter.
The Company acknowledges that, as of December 31, 2009, the estimated fair values of the Company’s reporting units substantially exceeded their respective carrying values. If this continues to be the case, the Company’s future filings will disclose this determination. If not, the Company will provide the disclosures requested by the Commission.
*     *     *
The Company acknowledges the following:
•	the Company is fully responsible for the adequacy and accuracy of the filing;

•	Staff comments, changes to disclosure in response to Staff comments or the declaration of effectiveness of the filing do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your prompt consideration of these matters. If you have further questions or require additional information, please do not hesitate to contact me at (703) 883-2771.
Sincerely,
/s/ Joseph Cormier
Enclosures

cc:	Tricia Armelin, Staff Accountant Anne McConnell, Assistant Chief Accountant Dave Ryan, PricewaterhouseCoopers LLP Jeffrey Grill, Pillsbury Winthrop Shaw Pittman LLP